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                                                                    EXHIBIT 99.1

                                                           [English Translation]
                                                                    July 8, 2003
                                     Notice of Correction of the previous filing

                              HANARO TELECOM, INC.

1. Disclosure subject to correction: the resolution of Board of Directors ("BOD") meeting on calling of extraordinary shareholders meeting ("EGM")

2.   Date of disclosure: May 9, 2003

3.   Reason for correction: changes to the date and agenda of EGM

4.   Details of correction:

                               Before                    After
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Date of EGM                      --                 August 5, 2003
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Venue for EGM                    --                 10/F Hanaro Telecom
                                                    Building, 726 Janghang
                                                    2-dong, Ilsan-ku,
                                                    Koyang-shi, Kyunggi-do,
                                                    Korea
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Agenda for EGM                   --                 - Item 1. Approval of per
                                                    share price of rights issue
                                                    below par value
                                                    - Item 2. Approval of new
                                                    rights issue
                                                    - Item 3. Approval of
                                                    amendment of the Articles of
                                                    Incorporation
                                                    - Item 4. Appointment of
                                                    standing director(s)
                                                    - Item 5. Appointment of
                                                    Non-standing director(s)
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Others            - The date, venue, and agenda     - The date of BOD resolution
                  of EGM will be confirmed at       is the date on which the BOD
                  the BOD meeting scheduled for     meeting dated June 24, 2003
                  July 8, 2003.                     was resumed.
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